Mail Stop 4561

January 7, 2008

Mark H. Kreloff
Chief Executive Officer
Mauna Kea Enterprises, Inc.
2401 Broadway Street
Boulder, CO 80304

> **Re:** **Mauna Kea Enterprises, Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 7, 2007**
> **File No. 333-147918**

Dear Mr. Kreloff:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Front Cover of Prospectus

1. Given that there is no market for your securities, please disclose the fixed price at which your selling shareholders will sell their securities. See Schedule A Item 16 of the Securities Act of 1933 and Regulation S-B Item 501(a)(9)(iv). Given your disclosure on the cover page that you are seeking to have your common stock quoted on the OTC Bulletin Board, we will not object if you disclose that selling shareholders will sell at the disclosed fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Please also revise your Plan of Distribution disclosure accordingly.

Directors and Executive Officers, pages 35-36

2.   Please file as exhibits to the registration statement a written consent for each director nominee. See Rule 438 of Regulation C. If the nominees are now directors, provide the signatures of at least the majority of the directors on the signature page of the registration statement.

Selling Stockholders, pages 42-46

3.   With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

4.   Please disclose whether any selling shareholders who are not natural persons are registered broker-dealers and/ or affiliated with registered broker-dealers. Please also disclose whether any selling shareholders affiliated with a registered broker-dealer acquired the securities to be resold in the ordinary course of business or had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities at the time of the acquisition.

Part II; Item 27. Exhibits, page 54

5.   Please file as exhibits to the registration statement written descriptions of the verbal consulting agreements referenced in the Executive Compensation section on page 37 of your prospectus. Please also file as exhibits to the registration statement all other material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-B. This would include, by way of example, the contracts with related persons which you describe beginning on page 39 of the prospectus.

Part II; Item 28. Undertakings, pages 54-55

6.   We note that you have partially provided the undertakings required by Item 512(e) of Regulation S-B in paragraph five of your undertakings section. Please modify your undertakings to include the complete undertakings required by Item 512(e) of Regulation S-B that were previously omitted.

7.   We note that you have provided the Rule 430A undertaking set forth in Item 512(f) of Regulation S-B, which does not appear applicable to your offering. Please explain, or provide the Rule 430C undertaking set forth in Item 512(g)(2) of Regulation S-B.

Signatures

        8. We note the signature of your chief executive officer you provided on behalf of the issuer. Form SB-2 also requires signatures of certain of your officers and directors in their individual capacities. Your principal executive officer, principal financial officer <u>and</u> either a controller or chief accounting officer must sign the registration statement. In addition, at least a majority of the board of directors must sign the registration statement. See Instructions for signatures 1 of Form SB-2. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Your next amendment and all subsequent amendments must contain these signatures.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call LaTonya Reynolds at (202) 551-3535, or David Orlic at (202) 551-3503. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile: (303) 223-1111
        Adam J. Agron, Esq
        Brownstein Hyatt Farber Schreck, P.C.